InterPrivate II Acquisition Corp.

1350 Avenue of the Americas

New York, New York 10019

November 10, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Stephen Kim Theresa Brillant
Brian Fetterolf
Dietrich King

Re:	InterPrivate II Acquisition Corp.
Registration Statement on Form S-4
File No. 333-266054

Ladies and Gentlemen:

InterPrivate II Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on November 14, 2022, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Laurie L. Green of Greenberg Traurig, LLP, at (954) 768-8232 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours, InterPrivate II Acquisition Corp.

By:	/s/ Brandon C. Bentley
Name:	Brandon C. Bentley
Title:	General Counsel

cc:	Alan I. Annex, Esq.
Kevin Friedmann, Esq.
Laurie L. Green, Esq.
Grant J. Levine, Esq.
Greenberg Traurig, LLP